

05038223

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 2005
WASH. D.C.
PROCESSING SECTION

SEC FILE NUMBER
8- 51288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04_____ AND ENDING___12/31/04_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Lombard Odier Darier Hentsch Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___12 East 49th Street, 17th Floor_____
                                   (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___John Rancich, CFO_____ ___(212) 792-4464___
                                                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Pricewaterhouse Coopers LLP_____
                                   (Name – if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____John Rancich_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Lombard Odier Darier Hentsch Securities, Inc._____ , as of __December 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Darier Hentsch Securities, Inc.

Statement of Financial Condition
December 31, 2004

Lombard Odier Darier Hentsch Securities, Inc.
Index
December 31, 2004



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To Lombard Odier Darier Hentsch Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lombard Odier Darier Hentsch Securities, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

1

Lombard Odier Darier Hentsch Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 2,762,984
Receivable from affiliates	157,716
Prepaid expenses	25,034
Equipment and leasehold improvements, at cost, less accumulated amortization and depreciation of $32,489	45,851
Other assets	8,400
Total assets	$ 2,999,985
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,036,624
Private placement agent fee payable	666,110
Payable to affiliate	184,949
Income taxes payable	1,002
Total liabilities	1,888,685
Total stockholder's equity	1,111,300
Total liabilities and stockholder's equity	$ 2,999,985

The accompanying notes are an integral part of this financial statement.

Lombard Odier Darier Hentsch Securities, Inc.
Notes to Statement of Financial Condition
December 31, 2004

1. **Organization and Nature of Business**

   Lombard Odier Darier Hentsch Securities, Inc. (the "Company"), formerly Lombard Odier Securities, Inc., is a Delaware corporation formed in November 1998. The Company is a wholly-owned subsidiary of LODH Holding (USA), Inc. ("LODHH"), formerly Lombard Odier Holdings (US), Inc., who acquired the Company on December 27, 2000 from Transatlantic Securities Ltd. ("TSL"). LODHH and TSL are ultimately owned by Lombard Odier Darier Hentsch & Cie ("LODH"), formerly Lombard Odier & Cie, based in Geneva, Switzerland.

   The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company acts as a registered broker dealer intermediary, pursuant to Rule 15a-6 under the Securities Exchange Act of 1934, between LODH and U.S. Institutional Investors. The Company acts in this capacity solely with respect to transactions in publicly-traded equity securities traded on non-US, primarily Swiss exchanges. In addition, the Company may engage in private placement transactions.

2. **Significant Accounting Policies**

   Basis of Presentation
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.

   Commissions
   Commissions are generated from the introduction of transactions to LODH. Securities transactions and the associated commission revenue are recorded on a trade date basis.

   Equipment and Leasehold Improvements
   Equipment and Leasehold improvements are stated at cost less accumulated depreciation or amortization respectively. Equipment is depreciated on the straight-line basis over the estimated useful life of 5 years. Leasehold improvements are amortized on the straight-line method over the lesser of their estimated useful lives or the remaining lease term.

   Income Taxes
   The Company is included in the consolidated federal income tax returns of LODHH. The Company is charged or credited with an amount equal to its separate tax expense or benefit as if it were filing on an individual company basis, subject to utilization in the consolidated return.

   Cash
   Cash consists of deposits at a major domestic bank. Given this concentration, the Company may be exposed to certain credit risk.

   Financial Instruments
   At December 31, 2004, the Company's financial instruments are carried at amounts approximating fair value. Financial instruments carried at cost with maturities that are short term (less than one year) have carrying values that approximate fair value. These instruments principally include payables and receivables.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. **Related Party Transactions**

The Company earns commissions from LODH in the amount of 50% of LODH's commissions earned on trades introduced by the Company or $185,000 per month, whichever is greater.

During 2004 the Company acted as agent for LODH in the placement of interests in two Delaware limited partnerships to U.S. institutional investors and recorded $666,110 as private placement agent fee payable at December 31, 2004.

Lombard Odier Darier Hentsch, Inc. ("LODHI"), formerly Lombard Odier, Inc., an affiliated company, is the principal lessee of the current premises. The charges made to affiliated companies for the use of a proportionate amount of the lease and related expenses is based on occupied space.

4. **Income Taxes**

During 2004, the Company recorded a deferred tax asset of $146,060, related to the tax effect of the loss for federal income tax purposes. The difference between the reported federal income tax benefit and the amount computed by multiplying pretax income by the appropriate federal statutory rate is attributable to state and local taxes, non-deductible business meals and entertainment expenses, and an allowance for deferred tax assets that the company does not believe will be utilized.

As of December 31, 2004 the Company has a deferred tax asset of approximately $189,210 resulting from net operating loss carryforwards of $403,066; these losses will expire in 2023 and 2024. The deferred tax asset has been fully reserved as it is more likely than not that the Company will not be able to utilize it.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $100,000 or 6 2/3 % of aggregate indebtedness. At December 31, 2004, the Company had net capital of $874,299 which was $748,387 in excess of its required net capital of $125,912. The Company's ratio of aggregate indebtedness to net capital was 2.16 to 1.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

6.   Pension Plans

The Company sponsors a trusteed defined contribution money purchase pension plan covering substantially all employees meeting minimum age and service requirements. Contributions are based on a percentage of each eligible employee's compensation, up to the maximum annual dollar limit permitted by law (which is $205,000 for the 2004 Plan Year), and are 15% of each participants compensation plus 5.7% of the participants compensation in excess of the Social Security Wage Base.

Employees may also contribute to a 401(k) plan. There are no contributions made to this plan by the Company.